02027449

File No. 1-12858

4-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2002

PEPSI-GEMEX, S.A. DE C.V.
(Exact name of registrant as specified in its charter)

Avenida Acoxpa No. 69
Col. San Lorenzo Huipulco
Delegación Tlalpan
14370 México, D.F.
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Exhibit Index on Page 4

456020

I

Pepsi-Gemex, S.A. de C.V. (the "Company") has filed with the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*; the "CNBV") a quarterly financial report, which report is in Spanish and is publicly available at the CNBV or, upon written request, from the Company. Certain of the financial information contained in the CNBV filing is summarized in the exhibit attached to this Form 6-K.

II

In addition, the following document is furnished in accordance with the requirements of Form 6-K.

The press release of the Company, dated April 25, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 26, 2002

Pepsi-Gemex, S.A. de C.V.

By: /s/ Luis Alejandro Bustos Olivares
Luis Alejandro Bustos Olivares
Authorized Signatory

Exhibit Index

Press Release

PEPSI-GEMEX

Contact: Irma Montemayor
Pepsi-Gemex, S.A. de C.V.
Phone: 525-55-627-8610
Fax: 525-55-627-8613
e-mail: imontemayor@pepsigemex.com.mx

Acoxpa 69
Col. San Lorenzo Huipulco
14370 Mexico, D.F.
Phone: 525-55-627-8600

PEPSI-GEMEX ANNOUNCES AN 8.0% INCREASE IN TOTAL REVENUES, A 7.2% INCREASE IN GROSS PROFIT, A 10.9% INCREASE IN OPERATING INCOME AND A 5.5% INCREASE IN EBITDA.

NET INCOME INCREASED 24.6% REACHING Ps.233 MILLION OR US$0.30 PER GDS

ANNOUNCES A 9.6% INCREASE IN UNIT CASE VOLUME AND 6.3% INCREASE IN JUG WATER VOLUME FOR THE FIRST QUARTER OF 2002

April 25, 2002 (Mexico City, Mexico)—Pepsi-Gemex, S.A. de C.V., (NYSE:GEM), *the second largest Pepsi bottler outside the United States and sole anchor* bottler for Pepsi-Cola in Mexico, today reported its financial results for the first quarter of 2002.

"Through strong management, we continue to expand our margins and achieve organic growth in a difficult global economic environment," said Mr. Enrique C. Molina S., Chairman of the Board of Pepsi-Gemex. Mr. Molina continued, "Our leading brands and total focus on our goals of increased profitability and enhanced cash flow served to strengthen Pepsi-Gemex's position as a leader in the Mexican beverage marketplace."

FIRST QUARTER VOLUMES

Soft drink and purified water (PET presentations) unit sales volume for the first quarter of 2002 increased 9.6%, reaching 90.0 million unit cases. Soft drink sales volume increased 8.8% during the first quarter and PET presentations of purified water sales volume increased 17.9% during the same period. The non-returnable portion of the soft drink and purified water mix represented 92% during the first quarter of the year.

The Company sold 23.5 million five-gallon jugs of Electropura purified water during the first quarter of 2002, a 6.3% increase in volume over the comparable previous year period.

As part of its ongoing efforts to strengthen its position in the Mexican beverage market, Pepsi-Gemex continued to implement new marketing initiatives to reinforce brand presence through a combination of permanent point of sale material coupled with a very aggressive out-door program.

All data in the financial statements has been restated in constant Mexican pesos (Ps.) in purchasing power as of March 31, 2002.

FIRST QUARTER FINANCIALS

Total revenues for the quarter increased 8.0%, to Ps.2,663 million, which include approximately Ps.338 million of Electropura five-gallon jug revenues.

Gross profit increased 7.2% and was Ps.1,543 million. Gross margin as a percentage of total revenues was 57.9%.

Operating income increased 10.9% or Ps.29 million and reached Ps.295 million. Operating income as a percentage of total revenues was 11.1% during the first quarter 2002.

EBITDA increased 5.5% or Ps.23 million reaching Ps.438 million for the first quarter and EBITDA as a percentage of total revenues was 16.4%.

Other expenses for the quarter were Ps.37 million, which include severance payments for Ps.10 million and goodwill amortization for Ps.27 million.

Integral cost of financing was an income of Ps.39 million for the quarter. Foreign exchange gain was Ps.56 million due to a revaluation of the peso, which had an exchange rate at the end of March of Ps.9.015 pesos per dollar, compared to Ps.9.16 pesos per dollar at the end of December. The first quarter inflation rate resulted in a monetary gain of Ps.54 million. For the first quarter, interest paid was Ps.74.5 million and interest earned was Ps.2.7 million.

Net Income after tax increased Ps.46 million reaching Ps.233 million or US$0.30 per GDS for the first quarter of 2002.

Total outstanding debt at the end of March 2002 was reduced to US$355 million from US$363 million at the end of December, 2001. Cash and cash equivalents was Ps.379 million.

During the first quarter of 2002, Pepsi-Gemex made capital expenditures of approximately US$9.6 million in several categories.

Pepsi-Gemex's current operations encompass the Mexico City metropolitan area, and portions of the adjacent states of Mexico, Hidalgo, Queretaro and Guanajuato, the southwestern states of Guerrero and Morelos, the southeastern states of Campeche, Yucatan and Quintana Roo, the central states of Aguascalientes, Zacatecas, Durango and San Luis Potosí, and the Northeastern states of Nuevo León, Coahuila, Tamaulipas and portions of the states of Chihuahua and Veracruz.

Pepsi-Gemex is one of Mexico's largest soft drink producers. The Company produces Pepsi, Mirinda, KAS, Seven-Up, Manzanita Sol, Power Punch, Garci Crespo and San Lorenzo mineral waters and Squirt. The Company also offers Seagram products to its customers and owns Mexico's largest purified water company, Electropura. Pepsi-Gemex shares trade on the Mexican Stock Exchange and the New York Stock Exchange.

This release may contain forward-looking statements. Such forward-looking statements, which reflect the Company´s current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause the Company´s actual results to be materially different from planned or expected results. Those risks and uncertainties include but are not limited to: competition, consumer demand, seasonality, economic conditions and government activity. Investors should take such risks into account when making investment decisions.

# # #

For more information, contact:

In Mexico:	Irma Montemayor Pepsi-Gemex, S.A. de C.V. 011-525-55-627-8610 E-mail: imontemayor@pepsigemex.com.mx
Outside Mexico:	Jonathan Wolfe The Abernathy MacGregor Group 212-371-5999 E-mail: jcw@abmac.com

To offer you the opportunity to discuss first quarter 2002 results with Pepsi-Gemex's senior management, you are invited to participate in a teleconference on Friday, April 26, 2002, at 1:00 PM (Eastern Daylight Time). To register for the teleconference please dial directly in the U.S. and Canada 888-665-4799 or outside the U.S. call 706-645-0410. A replay of the call will be made available from April 26th at 3:00 PM (Eastern Daylight Time) until May 3rd at 12:00 AM (Eastern Daylight Time). Dial toll-free in the United States at 800-642-1687 or outside the U.S. call 706-645-9291 (reservation number for the replay is 3825909).

PEPSI-GEMEX, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2002

(9.015 Pesos=US$1.00)

	3 Months Ended March, 31 2002	%	3 Months Ended March, 31 2001	%
Total Volume (MM's 8oz. Cases)	90.0		81.9	
Soft Drinks (MM's 8oz. Cases)	81.8		75.1	
Bottled Water (MM's 8oz. Cases)	8.1		6.8	
Water Jug (MM's 19 Lts. Jugs)	23.5		22.0	
Total Revenues	2,663	100.0%	2,465	100.0%
Cost of Sales	1,120	42.1%	1,026	41.6%
Gross Profit	1,543	57.9%	1,439	58.4%
Operating Expenses	1,105	41.5%	1,024	41.5%
EBITDA	438	16.4%	415	16.8%
Depreciation & Amortization	143	5.4%	149	6.0%
Operating Income	295	11.1%	266	10.8%
Other Expenses	37	1.4%	63	2.6%
Integral Cost of Financing	(39)	-1.5%	(8)	-0.3%
Net Interest expense	72	2.7%	101	4.1%
Foreign exchange loss (gain)	(56)	-2.1%	(71)	-2.9%
Monetary position gain	(54)	-2.0%	(38)	-1.5%
Income before tax	297	11.1%	211	8.6%
Deferred tax	42	1.6%	--	0.0%
Tax	22	0.8%	24	1.0%
Net Income	233	8.7%	187	7.6%

PEPSI-GEMEX, S.A. DE C.V.			
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2002 AND DECEMBER 31, 2001			
IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2002			
(9.015 Pesos=US$1.00)			
	March, 2002		**December, 2001**
Current Assets	1,871		1,849
Cas and cash equivalents	379		101
Property, Plan & Equipment (net)	7,066		7,220
Goodwill & Deferred Assets	1,601		1,493
Other Assets	63		63
Total Assets	10,600		10,626
Short Term Debt	307		382
Other Liabilities	1,317		1,376
Current Liabilities	1,624		1,758
Long Term Debt	2,893		2,989
Other Liabilities	1,160		1,129
Long Term Liabilities	4,053		4,119
Total Liabilities	5,677		5,877
Stockholder's Equity	4,924		4,750
Total Liabilities & Stockholder's Equity	10,600		10,626